NO ACT

P.E. 12/12/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

13002943

Received SEC

JAN 08 2014

Washington, DC 20549

January 8, 2014

Act: 1934
Section: ____
Rule: 14a-8 (ODS)
Public
Availability: 1-8-14

A. Jane Kamenz
The Coca-Cola Company
jkamenz@coca-cola.com

Re: The Coca-Cola Company
Incoming letter dated December 12, 2013

Dear Ms. Kamenz:

This is in response to your letter dated December 12, 2013 concerning the shareholder proposal submitted to Coca-Cola by William C. Wardlaw, III; the Board of Pensions of the Presbyterian Church (USA); the Benedictine Sisters of Boerne, Texas; the Benedictine Sisters of Mount St. Scholastica; the Benedictine Sisters of Virginia; Providence Trust and the Sisters of Charity of the Blessed Virgin Mary. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: William C. Wardlaw, III
*** FISMA & OMB Memorandum M-07-16 ***

Rev. William Somplatsky-Jarman
Presbyterian Mission Agency
bill.somplatsky-jarman@pcusa.org

Sr. Susan Mika, OSB
Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216

Lou Whipple
Benedictine Sisters of Mount St. Scholastica
801 South 8th Street
Atchison, KS 66002-2724

Sister Henry Marie Zimmermann, OSB
Benedictine Sisters of Virginia
9535 Linton Hall Road
Bristow, VA 20136-1217

Sr. Ramona Bezner, CDP
Providence Trust
P.O. Box 37345
San Antonio, TX 78237

Sister Gwen Farry, BVM
Sisters of Charity of the Blessed Virgin Mary
*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 12, 2013

The proposal would amend the bylaws to establish a board committee on human rights.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Coca-Cola's proxy materials in 2009 and 2013 and that the 2013 proposal received 3.5479 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Coca-Cola Company

A. Jane Kamenz
Securities Counsel
Office of the Secretary
Email: jkamenz@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2187
Fax: (404) 598-2187

Rule 14a-8(i)(12)(ii)

December 12, 2013

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by William C. Wardlaw III and co-filers

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal and related supporting statement (the "Proposal") received from William C. Wardlaw III, as the lead sponsor, and Board of Pensions of The Presbyterian Church (U.S.A.), Benedictine Sisters of Boerne, Texas, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Virginia, Providence Trust, and Sisters of Charity of the Blessed Virgin Mary, as co-filers (the "Co-Filers" and together with William C. Wardlaw III, the "Proponents") from its proxy materials for its 2014 Annual Meeting of Shareowners (the "2014 Proxy Materials"). The Company first received the Proposal by email on November 6, 2013. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on the provisions of Rule 14a-8(i) under the Exchange Act described below.

A copy of the Proposal and all related correspondence with William C. Wardlaw III is attached as Exhibit A. A copy of all correspondence with the Co-Filers is attached as Exhibit B.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponents as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials as required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that the Proponents concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about March 6, 2014 and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

The Proposal[1]

The resolution contained in the Proposal states:

"RESOLVED:

"Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

"The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Basis for Exclusion

The Company believes that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two shareholder proposals previously submitted by Mr. Wardlaw that were included in the Company's 2009 and 2013 proxy materials (collectively, the "Previous Proposals"), and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Analysis

The Proposal is Excludable Pursuant to Rule 14a-8(i)(12)(ii) Because It Deals with Substantially the Same Subject Matter as Proposals Submitted Twice Within the Preceding Five Calendar Years, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal that deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" where the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." As discussed below, the Proposal is substantially the same as the Previous Proposals, and the most recent Previous Proposal received less than 6% support.

The Proposal Deals with Substantially the Same Subject Matter as the Previous Proposals

The resolutions in the Previous Proposals and the Proposal are identical. The text of the Previous Proposals submitted in 2009 and 2013 are attached hereto as Exhibit C and Exhibit D, respectively. In addition, there are insignificant, non-substantive differences in the supporting statements contained in the Proposal and the Previous Proposals. These differences do not make the Proposal substantively different from the Previous Proposals.

Rule 14a-8(i)(12) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. See *Release No. 34-20091* (August 16, 1983) (the "1983 Release"). In adopting the current version of Rule 14-8(i)(12), the Commission stated that judgments under

Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by the proposal rather than specific language or actions proposed to deal with those concerns." *See 1983 Release.* This rationale for the (i)(12) exclusion clearly supports exclusion of the Proposal: despite the minor differences in the language of the supporting statements of the Proposal and Previous Proposals, each deals with the same substantive issue and requests that the same action be taken.

The 2013 Proposal Did Not Receive the Support Necessary for Resubmission

The most recent of the Previous Proposals submitted and included in the Company's proxy materials was for the 2013 Annual Meeting of Shareowners. As reported in the Company's Current Report on Form 8-K filed with the Commission on April 26, 2013 and attached hereto as Exhibit E, there were 107,460,052 votes cast "for" and 2,921,409,962 votes cast "against" the 2013 Proposal. Pursuant to Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001) ("SLB 14)", only votes cast for or against a proposal are included in the calculation of the shareholder vote for purposes of Rule 14a-8(i)(12); abstentions and broker non-votes are not included. Calculating the votes in accordance with SLB 14, only 3.5479% of the votes were cast in favor of the 2013 Proposal. Accordingly, the 2013 Proposal received less than 6% of the vote in connection with its most recent submission.

For the foregoing reasons, it is our belief that the Company may exclude the Proposal, which deals with substantially the same subject matter as the Previous Proposals, from its 2014 Proxy Materials under Rule 14a-8(i)(12)(ii).

Conclusion

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2014 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2187.

Sincerely,

A. Jane Kamenz
Securities Counsel

c: William C. Wardlaw III
Sr. Ramona Bezner, CDP, Providence Trust
Virginia Cao, Harrington Investments, Inc.
Sr. Gwen Farry, BVM, Sisters of Charity of the Blessed Virgin Mary
John Harrington, Harrington Investments, Inc.
Sr. Susan Mika, OBS, Benedictine Sisters of Boerne, Texas
Rev. William Somplatsky-Jarman, Committee on Mission Responsibility Through Investment, Presbyterian Church (U.S.A.)
Lou Whipple, Benedictine Sisters of Mount St. Scholastica
Sr. Henry Marie Zimmerman, OSB, Benedictine Sisters of Virginia
Gloria K. Bowden, The Coca-Cola Company
Mark E. Preisinger, The Coca-Cola Company

Enclosures

<u>Exhibit A</u>

Copy of William C. Wardlaw III Proposal and Correspondence

HARRINGTON
INVESTMENTS, INC.

RECEIVED
NOV 06 2013
Office of the Secretary

FACSIMILE TRANSMISSION SHEET

TO: Office of the Secretary	FROM: Virginia Cao
COMPANY: Coca-Cola Company	DATE: November 6, 2013
FAX NUMBER: (404) 676-8409	TOTAL NUMBER OF PAGES (INCLUDING COVER):
TELEPHONE NUMBER:	SENDER'S REFERENCE NUMBER: 800-788-0154
RE: Shareholder Resolution	

[x] URGENT [ ] FOR REVIEW [ ] PLEASE COMMENT [ ] PLEASE REPLY [ ] PLEASE RECYCLE

NOTES/COMMENTS:

Please find the following documents; shareholder resolution, file letter and proof of ownership.

Please contact me if you have any questions. Thank you.

Kind Regards,
Virginia Cao
Portfolio Manager
Harrington Investments
800-788-0154
virginia@harringtoninvestments.com

HARRINGTON
INVESTMENTS, INC.

William C. Wardlaw III
C/o Harrington Investments, Inc.
PO Box 6108
Napa, CA 94581

November 4, 2013

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Re: Shareholder Resolution

Dear Mr. Secretary:

I, William C. Wardlaw III, am filing the enclosed shareholder proposal. I personally own shares of Coca Cola Company stock, and I have an interest in trusts with holdings of additional shares. I, among many other concerned shareholders, am concerned about our company's governance of human rights.

The enclosed shareholder proposal is for inclusion in the proxy statement for the 2014 annual meeting of shareholders, pursuant to rule 14-a8 of the Securities and Exchange Commission. At least $2,000 market value of the shares will be held at least through the next shareholder meeting.

If you desire to discuss the substance of the proposal, please contact John Harrington, my advisor on these matters at (707) 252-6166. Thank you.

Sincerely,

William C. Wardlaw III

William C. Wardlaw, III

Encl.

Shareowner Proposal Regarding a Board Committee on Human Rights

"RESOLVED:

"Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

"The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The Coca-Cola Company, including its bottlers, and suppliers have been associated with human rights controversies, leading to:

• Numerous colleges and universities having removed Coca-Cola products from their campuses, including the City University of New York, population 580,000, costing the Company hundreds of millions of dollars;

• Coca-Cola facing numerous racial discrimination lawsuits in New York filed by black and Latino workers in Coca-Cola plants and warehouses;

• Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006 from its CREF Social Choice Account, the nation's largest socially screened fund for individual investors. Coca-Cola remains banned from the fund;

• Community campaigns for human rights in India shutting down Coca-Cola bottling plants in Plachimada and Balia because of overexploitation and pollution of scarce water resources;

• Scathing documentary films, books, reports and artistic creations damaging Coca-Cola's image, brand and sales.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposal would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised

by the company's operations activities and policies.

In defining 'human rights,' proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

SUNTRUST

November 4, 2013

Re: William C. Wardlaw, III Coke Stock Ownership

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 230 shares of Coca-Cola (Symbol: KO) in the account referenced above. These shares have been held continuously since initial purchase on January 1, 1984.

Should additional information be needed, please feel free to contact me directly at 404-419-8338.

Sincerely,

Gregory M. Guthrie
Vice President

Jane A. Kamenz

From: jkamenz@coca-cola.com
Sent: Monday, November 11, 2013 5:01 PM
To: 'virginia@harringtoninvestments.com'
Subject: Shareholder Proposal - Deficiency Notice from The Coca-Cola Company
Attachments: 2183_001.pdf

Dear Ms. Cao;

Please find attached a deficiency notice relating to a shareholder proposal that William C. Wardlaw III submitted to The Coca-Cola Company by email on November 6, 2013. The deficiency notice was also sent today via certified mail to Mr. Wardlaw c/o Harrington Investments, Inc.

Regards, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
☎ 404.676.2187 | 🖷 404.598.2187 | ✉ jkamenz@coca-cola.com

From: CHE11462NAT21MR@NA.KO.COM [mailto:CHE11462NAT21MR@NA.KO.COM]
Sent: Monday, November 11, 2013 4:05 PM
To: Jane A. Kamenz
Subject: Attached Image

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 11, 2013

Certified Mail, Return Receipt Requested

Mr. William C. Wardlaw III
c/o Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Wardlaw:

On November 6, 2013, we received your letter dated November 4, 2013 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal for inclusion in the Company's proxy statement for its 2014 Annual Meeting of Shareowners. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that you have continuously held, for the one-year period preceding and including the date you submitted your shareholder proposal to us on November 6, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of shares of Company Common Stock, you must establish your ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example if your shares are held indirectly through your broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Virginia Cao, Harrington Investments, Inc. (w/enclosure)
John Harrington, Harrington Investments, Inc. (w/enclosure)
Mark Preisinger

Enclosures

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(*i*) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Jane A. Kamenz

From: Virginia Cao <virginia@harringtoninvestments.com>
Sent: Tuesday, November 12, 2013 1:07 PM
To: Jane A. Kamenz
Cc: bwardlaw@verizon.net; 'John Harrington:'
Subject: RE: Shareholder Proposal - Deficiency Notice from The Coca-Cola Company
Attachments: Proof of Ownership Coke 2013.pdf

Hi Ms. Kamenz,

Please see the corresponding proof of ownership letter for William C. Wardlaw III's shareholder proposal.

Feel free to contact me if you have any questions.

Kind Regards,
Virginia Cao

Virginia Cao
Portfolio Manager
Harrington Investments, Inc.
1001 2nd Street Suite 325
Napa, CA 94559
T 800.788.0154
F 707.257.7923
www.harringtoninvestments.com

From: Jane A. Kamenz [mailto:jkamenz@coca-cola.com]
Sent: Monday, November 11, 2013 2:01 PM
To: virginia@harringtoninvestments.com
Subject: Shareholder Proposal - Deficiency Notice from The Coca-Cola Company

Dear Ms. Cao;

Please find attached a deficiency notice relating to a shareholder proposal that William C. Wardlaw III submitted to The Coca-Cola Company by email on November 6, 2013. The deficiency notice was also sent today via certified mail to Mr. Wardlaw c/o Harrington Investments, Inc.

Regards, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
☎ 404.676.2187 | 🖷 404.598.2187 | ✉ jkamenz@coca-cola.com

From: CHE11462NAT21MR@NA.KO.COM [mailto:CHE11462NAT21MR@NA.KO.COM]
Sent: Monday, November 11, 2013 4:05 PM
To: Jane A. Kamenz
Subject: Attached Image

SunTrust

November 12, 2013

Re: William C. Wardlaw, III Coke Stock Ownership

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 230 shares of Coca-Cola (Symbol: KO) in the account referenced above as of November 12, 2013. These shares have been held continuously since initial purchase on January 1, 1984.

Should additional information be needed, please feel free to contact me directly at 404-419-8338.

Sincerely,

Gregory M. Guthrie
Vice President

Exhibit B

Copy of Co-Filer Correspondence

PRESBYTERIAN MISSION AGENCY

RECEIVED
NOV 14 2013
Office of the Secretary

Committee on Mission Responsibility Through Investment (MRTI)

VIA FAX (404) 676-8409 AND MAIL

November 6, 2013

Ms. Gloria K. Bowden, Associate General Counsel and Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Dear Ms. Bowden:

The Board of Pensions of The Presbyterian Church (USA) is beneficial owner of 144 shares of Coca-Cola common stock. The verification from BNY Mellon Asset Servicing, the master custodian, will be forwarded under separate cover. It establishes that $2,000 worth of stock has been held for at least one year. The Board will hold the SEC required minimum position through the date of the Annual Meeting in 2014 where the shares will be represented.

In accordance with SEC Rule 14a-8, the Board is co-filing the enclosed shareholder proposal that Coca-Cola has received from Harrington Investments on behalf of Mr. William C. Wardlaw III, for consideration at the 2014 Coca-Cola Annual Meeting.

The Presbyterian Church (USA) historically has been concerned about peacemaking and respect for human rights. This proposal addresses these issues. We hope that Coca-Cola will review the proposal carefully, and respond positively.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment (MRTI)

Enclosures: Shareholder Proposal on Creation of Board Committee on Human Rights

CC: Ms. Elizabeth (Terry) Dunning, MRTI Chairperson
Mr. George Philips, MRTI Vice Chairperson
Mr. John Harrington, Harrington Investments, Inc.

Presbyterian Church (U.S.A.)
100 Witherspoon St, Room 3222, Louisville, KY 40202
Phone: 502-569-5809 ~ Fax; 502-569-8963
Email:Bill.Somplatsky-Jarman@pcusa.org
Webpage:
www.presbyterianmission.org/ministries/mrti/

Social Witness Ministries
Compassion, Peace and Justice Ministries

Shareowner Proposal Regarding a Board Committee on Human Rights

"RESOLVED:

"Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

"The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The Coca-Cola Company, including its bottlers, and suppliers have been associated with human rights controversies, leading to:

• Numerous colleges and universities having removed Coca-Cola products from their campuses, including the City University of New York, population 580,000, costing the Company hundreds of millions of dollars;

• Coca-Cola facing numerous racial discrimination lawsuits in New York filed by black and Latino workers in Coca-Cola plants and warehouses;

• Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006 from its CREF Social Choice Account, the nation's largest socially screened fund for individual investors. Coca-Cola remains banned from the fund;

• Community campaigns for human rights in India shutting down Coca-Cola bottling plants in Plachimada and Balia because of overexploitation and pollution of scarce water resources;

• Scathing documentary films, books, reports and artistic creations damaging Coca-Cola's image, brand and sales.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposal would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised

by the company's operations activities and policies.

In defining 'human rights,' proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

Jane A. Kamenz

To: bill.somplatsky-jarman@pcusa.org
Subject: Shareholder Proposal - Deficiency Notice from The Coca-Cola Company
Attachments: 2192_001.pdf

Dear Rev. Somplatsky-Jarman;

Please find attached a deficiency notice relating to the shareholder proposal that you submitted on behalf of the Board of Pensions of The Presbyterian Church (U.S.A.) by facsimile on November 6, 2013.

Kind regards, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
☎ 404.676.2187 | 🖷 404.598.2187 | ✉ jkamenz@coca-cola.com

From: CHE11462NAT21MR@NA.KO.COM [mailto:CHE11462NAT21MR@NA.KO.COM]
Sent: Tuesday, November 12, 2013 1:57 PM
To: Jane A. Kamenz
Subject: Attached Image

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

November 12, 2013

By Email and Certified Mail, Return Receipt Requested

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (U.S.A.)
100 Witherspoon Street
Room 3222
Louisville, KY 40202

Dear Rev. Somplatsky-Jarman:

On November 6, 2013, we received your letter dated November 6, 2013 addressed to Gloria K. Bowden, Associate General Counsel and Corporate Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of the Board of Pensions of The Presbyterian Church (U.S.A.) (the "Board") for inclusion in the Company's proxy statement for its 2014 Annual Meeting of Shareowners. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that the Board has continuously held, for the one-year period preceding and including the date you submitted its proposal to us on November 6, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list the Board as a registered holder of shares of Company Common Stock. Since the Board is not a registered holder of shares of Company Common Stock, you must establish its ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example if the shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Board does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

BNY MELLON
ASSET SERVICING

Bank of New York Mellon
One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

November 6, 2013

Ms. Gloria K. Bowden
Corporate Secretary and Associate General Counsel
The Coca-Cola Company
P. O. Box 1734
Atlanta, Georgia 30301

RE: THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH

Dear Ms. Bowden

This letter is to verify that the Board of Pensions of the Presbyterian Church (U.S.A.) is the beneficial owner of 144 shares of The Coca-Cola Company as of November 6, 2013, the day the co-filing letter was sent, and November 7, 2013, the day you received the co-filing letter. This stock position is valued at over $2,000.00, and has been held continuously for over one year prior to the date of the filing of the shareholder resolution.

Please note that resolution is being filed under the name of the Presbyterian Church (U.S.A.), 100 Witherspoon Street, Louisville, Kentucky 40202.

Security Name	**Cusip**	**Ticker**
The Coca-Cola Company	191216100	KO

Sincerely,

Terri Volz
BNY Mellon Asset Servicing
Phone: 412-234-5338
Fax: 412-236-9216
Email: Terri.Volz@bnymellon.com

RECEIVED
NOV 20 2013
Office of the Secretary

Cc: Judith Freyer-The Board of Pensions of the Presbyterian Church (U.S.A.)
Donald A. Walker III-The Board of Pensions of the Presbyterian Church (U.S.A.)
William Somplatsky-Jarman- Mission Responsibility Through Investment
Peggy Dahmer- Mission Responsibility Through Investment

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	2470
CONNECTION TEL	914046768409
SUBADDRESS	
CONNECTION ID	
ST. TIME	11/07 17:10
USAGE T	01'11
PGS. SENT	3
RESULT	OK

FAX

T R A N S M I T T A L

To: Gloria Bowden

Firm: Coca Cola

City: Atlanta

Fax: 404-676-8409

From: Sr. Susan Mika

Date: 11/7/13

Total Pages: 3
(including cover)

Additional Comments:
2014 Coca Cola Resolution





Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone
210-341-4519 fax

November 7, 2013

Ms. Gloria K. Bowden
Associate General Counsel and Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

VIA FAX (404) 676-8409

Dear Ms. Bowden:

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution asking Shareholders for a bylaw change to create a Board Committee on Human Rights. "The proposal states: Shareholders amend the Bylaws, by adding the following new section at the end of Article III: *Section 4. Board Committee on Human Rights.* There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide."

I am hereby authorized to notify you of our intention to co-file this shareholder proposal which Harrington Investments has filed on behalf of Mr. William C. Wardlaw III. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of Coca-Cola Co. stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

Our group has long been concerned about respect for human rights. We feel this proposal addresses these issues. We hope that Coca-Cola will review the proposal carefully, and respond positively.

Sincerely,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Shareowner Proposal Regarding a Board Committee on Human Rights

RESOLVED:

Shareholders amend the Bylaws, by adding the following new section at the end of Article III: *Section 4. Board Committee on Human Rights.* **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The Coca-Cola Company, including its bottlers and suppliers have been associated with human rights controversies, leading to:

- Numerous colleges and universities having removed Coca-Cola products from their campuses, including the City University of New York, population 580,000, costing the Company hundreds of millions of dollars;
- Coca-Cola facing numerous racial discrimination lawsuits in New York filed by black and Latino workers in Coca-Cola plants and warehouses;
- Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006 from its CREF Social Choice Account, the nation's largest socially screened fund for individual investors. Coca-Cola remains banned from the fund;
- Community campaigns for human rights in India shutting down Coca-Cola bottling plants in Plachimada and Balia because of overexploitation and pollution of scarce water resources;
- Scathing documentary films, books, reports and artistic creations damaging Coca-Cola's image, brand and sales.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposal would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised by the company's operations activities and policies.

In defining 'human rights,' proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

November 12, 2013

By Fax (210-341-4519) and Certified Mail, Return Receipt Requested

Sr. Susan Mika, OSB
Director, Corporate Responsibility Program
Congregation of Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Dear Sister Mika:

On November 7, 2013, we received your letter dated November 7, 2013 addressed to Gloria K. Bowden, Associate General Counsel and Corporate Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of the Benedictine Sisters of Boerne, Texas (the "Congregation") for inclusion in the Company's proxy statement for its 2014 Annual Meeting of Shareowners. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that the Congregation has continuously held, for the one-year period preceding and including the date you submitted its proposal to us on November 7, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list the Congregation as a registered holder of shares of Company Common Stock. Since the Congregation is not a registered holder of shares of Company Common Stock, you must establish its ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example if the shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Congregation does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

Fidelity Private Client Group℠

139 N. LOOP 1604 E. SUITE 103 San Antonio, TX 78232
Phone: 800-544-5704 Team 780
www.fidelity.com

Fidelity INVESTMENTS

November 08, 2013

Ms. Gloria K. Bowden
Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Gloria K. Bowden:

As of November 07, 2013, the Benedictine sister Charitable Trust holds, and has held continuously for at least one year, $2000 worth of Coca-Cola common stock (KO.) These shares have been held with National Financial Services (DTC# 0226) a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Timothy Exiner
Private Client Specialist

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

RECEIVED
NOV 14 2013
Office of the Secretary

Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

November 7, 2013

Ms. Gloria K. Bowden, Associate General Counsel and Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

VIA FAX (404) 676-8409

Dear Ms. Bowden:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution asking Shareholders for a bylaw change to create a Board Committee on Human Rights. I

"The proposal states: Shareholders amend the Bylaws, by adding the following new section at the end of Article III: *Section 4. Board Committee on Human Rights*. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal which Harrington Investments has filed on behalf of Mr. William C. Wardlaw III. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 807shares of Coca-Cola Co. stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

Our group has long been concerned about respect for human rights. We feel this proposal addresses these issues. We hope that Coca-Cola will review the proposal carefully, and respond positively.

801 S 8th St.

RECEIVED
NOV 08 2013
Office of the Secretary

Respectfully yours,

Lou Whipple

Lou Whipple, Business Manager

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 * Fax: (913) 360-6190
www.mountosb.org

Shareowner Proposal Regarding a Board Committee on Human Rights

RESOLVED:
Shareholders amend the Bylaws, by adding the following new section at the end of Article III: *Section 4. Board Committee on Human Rights.* **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.
Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:
The Coca-Cola Company, including its bottlers and suppliers have been associated with human rights controversies, leading to:
• Numerous colleges and universities having removed Coca-Cola products from their campuses, including the City University of New York, population 580,000, costing the Company hundreds of millions of dollars;
• Coca-Cola facing numerous racial discrimination lawsuits in New York filed by black and Latino workers in Coca-Cola plants and warehouses;
• Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006 from its CREF Social Choice Account, the nation's largest socially screened fund for individual investors. Coca-Cola remains banned from the fund;
• Community campaigns for human rights in India shutting down Coca-Cola bottling plants in Plachimada and Balia because of overexploitation and pollution of scarce water resources;
• Scathing documentary films, books, reports and artistic creations damaging Coca-Cola's image, brand and sales.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposal would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised by the company's operations activities and policies.

In defining 'human rights,' proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

Merrill Lynch
Wealth Management®
Bank of America Corporation

November 7, 2013

Ms Gloria K. Bowden
Associate General Counsel and Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30313

FAX: 404-676-8409

RE: Co-filing of shareholders resolution – Board Committee on Human Rights

RE: Mt St Scholastica, TIN# 48-0548363

Dear Ms Bowden,

As of November 7, 2013, Benedict Sisters of Mount St. Scholastica held, and has held continuously for at least one year, 807 shares of Coca-Cola. These shares have been held with Merrill Lynch, DTC#5198

If you need further information please contact us at 316-631-3513

Sincerely,

Jody Harbert, CA
Merrill Lynch

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N Rock Road Ste 200 • Wichita, KS 67226-1193 • Tel: 316.631.3500 • 800.777.3993

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 7, 2013

RECEIVED
NOV 07 2013
Office of the Secretary

Ms. Gloria K. Bowden, Associate General Counsel and Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

VIA FAX (404) 676-8409

Dear Ms. Bowden:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution asking Shareholders for a bylaw change to create a Board Committee on Human Rights. I

"The proposal states: Shareholders amend the Bylaws, by adding the following new section at the end of Article III: *Section 4. Board Committee on Human Rights*. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide."

I am hereby authorized to notify you of our intention to co-file this shareholder proposal which Harrington Investments has filed on behalf of Mr. William C. Wardlaw III. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 3000 shares of Coca-Cola Co. stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

Our group has long been concerned about respect for human rights. We feel this proposal addresses these issues. We hope that Coca-Cola will review the proposal carefully, and respond positively.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Shareowner Proposal Regarding a Board Committee on Human Rights

RESOLVED:
Shareholders amend the Bylaws, by adding the following new section at the end of Article III: *Section 4. Board Committee on Human Rights.* **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.
Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:
The Coca-Cola Company, including its bottlers and suppliers have been associated with human rights controversies, leading to:
• Numerous colleges and universities having removed Coca-Cola products from their campuses, including the City University of New York, population 580,000, costing the Company hundreds of millions of dollars;
• Coca-Cola facing numerous racial discrimination lawsuits in New York filed by black and Latino workers in Coca-Cola plants and warehouses;
• Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006 from its CREF Social Choice Account, the nation's largest socially screened fund for individual investors. Coca-Cola remains banned from the fund;
• Community campaigns for human rights in India shutting down Coca-Cola bottling plants in Plachimada and Balia because of overexploitation and pollution of scarce water resources;
• Scathing documentary films, books, reports and artistic creations damaging Coca-Cola's image, brand and sales.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposal would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised by the company's operations activities and policies.

In defining 'human rights,' proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

BB&T Scott & Stringfellow

November 7, 2013

Ms. Gloria K. Bowden
Associate General Counsel & Corporate Secretary
The Coca-Cola Company
P. O. Box 1734
Atlanta, GA 30301

Re: Benedictine Sisters of Virginia

Dear Ms. Bowden:

Please use this letter as confirmation that we hold over $2000 worth of Coca Cola Company stock in an account for the Benedictine Sisters at BB&TScott & Stringfellow dtc # 702. We have held this in their account since 2005. If you need any other information please call Jennifer Toms @ 800-552-7757 Ext 3581.

Sincerely,

John J. Muldowney
Managing Director

RECEIVED
NOV 12 2013
Office of the Secretary

RECEIVED

NOV 08 2013

Office of the Secretary

PROVIDENCE TRUST

SAN ANTONIO, TEXAS

November 8, 2013

Ms. Gloria K. Bowden, Associate General Counsel and Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

VIA FAX (404) 676-8409

Dear Ms. Bowden:

I am writing you on behalf of Providence Trust to co-file the stockholder resolution asking Shareholders for a bylaw change to create a Board Committee on Human Rights. I

"The proposal states: Shareholders amend the Bylaws, by adding the following new section at the end of Article III: *Section 4. Board Committee on Human Rights*. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide."

I am hereby authorized to notify you of our intention to co-file this shareholder proposal which Harrington Investments has filed on behalf of Mr. William C. Wardlaw III. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of **$2000 worth** of Coca-Cola Co. stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

Our group has long been concerned about respect for human rights. We feel this proposal addresses these issues. We hope that Coca-Cola will review the proposal carefully, and respond positively.

Respectfully yours,

Sr. Ramona Bezner, CDP

Sr. Ramona Bezner, CDP
Trustee
Providence Trust
210-587-1102

Shareowner Proposal Regarding a Board Committee on Human Rights

RESOLVED:
Shareholders amend the Bylaws, by adding the following new section at the end of Article III:
Section 4. Board Committee on Human Rights. **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.
Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:
The Coca-Cola Company, including its bottlers and suppliers have been associated with human rights controversies, leading to:
• Numerous colleges and universities having removed Coca-Cola products from their campuses, including the City University of New York, population 580,000, costing the Company hundreds of millions of dollars;
• Coca-Cola facing numerous racial discrimination lawsuits in New York filed by black and Latino workers in Coca-Cola plants and warehouses;
• Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006 from its CREF Social Choice Account, the nation's largest socially screened fund for individual investors. Coca-Cola remains banned from the fund;
• Community campaigns for human rights in India shutting down Coca-Cola bottling plants in Plachimada and Balia because of overexploitation and pollution of scarce water resources;
• Scathing documentary films, books, reports and artistic creations damaging Coca-Cola's image, brand and sales.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposal would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised by the company's operations activities and policies.

In defining 'human rights,' proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

November 12, 2013

By Fax (210-431-9965) and Certified Mail, Return Receipt Requested

Sr. Ramona Bezner, CDP
Providence Trust
515 S.W. 24th Street
San Antonio, Texas 78207-4619

Dear Sister Bezner:

On November 8, 2013, we received your letter dated November 8, 2013 addressed to Gloria K. Bowden, Associate General Counsel and Corporate Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of Providence Trust for inclusion in the Company's proxy statement for its 2014 Annual Meeting of Shareowners. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Providence Trust has continuously held, for the one-year period preceding and including the date you submitted its proposal to us on November 8, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Providence Trust as a registered holder of shares of Company Common Stock. Since Providence Trust is not a registered holder of shares of Company Common Stock, you must establish its ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example if the shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If Providence Trust does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

Sisters of Charity of the Blessed Virgin Mary
Freed by Love, Acting for Justice

205 W Monroe, Suite 5
Chicago, Illinois
60606

phone 312-641-5151
fax 312-641-1250

www.bvmcong.org

November 8, 2013

Ms. Gloria K Bowden, Associate General Counsel and Corporate Secretary
The Coca-Cola Company
PO Box 1734
Atlanta, Georgia 30301

Dear Mr. Bowden:

The Sisters of Charity of the Blessed Virgin Mary (BVM) are owners of at least 100 shares of Coca-Cola stock. We have held this stock for over one year and intend to retain these shares at least through the date of the 2014 annual meeting. Verification of ownership will be forwarded under separate cover.

I am authorized to notify you of our intention to co-file the enclosed shareholder proposal for consideration and action by the stockholders at the next annual meeting. Coca-Cola has received the proposal from Harrington Investments on behalf of Mr. William C. Wardlaw III, for inclusion in the proxy statement in accordance with Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Sisters of Charity, BVM are deeply concerned about the respect for human rights in this country as well as internationally. The proposal addresses this critical issue. We hope that Coca-Cola will review the proposal carefully and respond positively.

Sincerely,
Sister Gwen Farry, BVM

Sister Gwen Farry, BVM (for) Sisters of Charity, BVM
205 W Monroe, Suite 500
Chicago, IL 60606-5062

gwenbvm@aol.com
312-641-5151

Enclosures: Shareholder Proposal on Creation of Board Committee on Human Rights

CC: Rev. William Somplatsky-Jarman, Associate for MRTI
Ms. Julie Wokoty, Interfaith Center on Corporate Responsibility

Shareowner Proposal Regarding a Board Committee on Human Rights

"RESOLVED:

"Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

"The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The Coca-Cola Company, including its bottlers, and suppliers have been associated with human rights controversies, leading to:

• Numerous colleges and universities having removed Coca-Cola products from their campuses, including the City University of New York, population 580,000, costing the Company hundreds of millions of dollars;

• Coca-Cola facing numerous racial discrimination lawsuits in New York filed by black and Latino workers in Coca-Cola plants and warehouses;

• Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006 from its CREF Social Choice Account, the nation's largest socially screened fund for individual investors. Coca-Cola remains banned from the fund;

• Community campaigns for human rights in India shutting down Coca-Cola bottling plants in Plachimada and Balia because of overexploitation and pollution of scarce water resources;

• Scathing documentary films, books, reports and artistic creations damaging Coca-Cola's image, brand and sales.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposal would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised

by the company's operations activities and policies.

In defining 'human rights,' proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

Jane A. Kamenz

To: gwenbvm@aol.com
Cc: Gloria Bowden; Mark Preisinger
Subject: Shareholder Proposal - Deficiency Notice from The Coca-Cola Company
Attachments: 2193_001.pdf

Dear Sister Farry;

Please find attached a deficiency notice relating to the shareholder proposal that you submitted on behalf of the Sisters of Charity of the Blessed Virgin Mary by facsimile on November 8, 2013.

Kind regards, Jane Kamenz

Anita Jane Kamenz | Securities Counsel – Office of the Secretary | The Coca-Cola Company
1 Coca-Cola Plaza, NW | NAT 2136 | Atlanta, Georgia | 30313-1725
☎ 404.676.2187 | 🖶 404.598.2187 | ✉ jkamenz@coca-cola.com

From: CHE11462NAT21MR@NA.KO.COM [mailto:CHE11462NAT21MR@NA.KO.COM]
Sent: Tuesday, November 12, 2013 2:53 PM
To: Jane A. Kamenz
Subject: Attached Image

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 12, 2013

By Email and Certified Mail, Return Receipt Requested

Sister Gwen Farry, BVM
Sisters of Charity of the Blessed Virgin Mary
205 W. Monroe, Suite 5
Chicago, IL 60606

Dear Sister Farry:

On November 8, 2013, we received your letter dated November 8, 2013 addressed to Gloria K. Bowden, Associate General Counsel and Corporate Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of the Sisters of Charity of the Blessed Virgin Mary (the "Congregation") for inclusion in the Company's proxy statement for its 2014 Annual Meeting of Shareowners. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that the Congregation has continuously held, for the one-year period preceding and including the date you submitted its proposal to us on November 8, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list the Congregation as a registered holder of shares of Company Common Stock. Since the Congregation is not a registered holder of shares of Company Common Stock, you must establish its ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example if the shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Congregation does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

RECEIVED

NOV 20 2013

Office of the Secretary

Ms. Gloria K Bowden, Associate General Counsel and Corporate Secretary
The Coca-Cola Company
PO Box 1734
Atlanta, Georgia 30301

Dear Ms.. Bowden:

Enclosed is the verification of ownership of the Sisters of Charity, BVM Coca-Cola stock. I am authorized to notify you of our intention to co-file the shareholder proposal sent on November 8, 2013 for consideration and action by the stockholders at the next annual meeting. Coca-Cola has received the proposal from Harrington Investments on behalf of Mr. William C. Wardlaw III, for inclusion in the proxy statement in accordance with Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Sincerely,
Sister Gwen Farry, BVM

Sister Gwen Farry, BVM (for) Sisters of Charity, BVM
205 W Monroe, Suite 500
Chicago, IL 60606-5062

gwenbvm@aol.com
312-641-5151

Enclosures: Shareholder Proposal on Creation of Board Committee on Human Rights

CC: Rev. William Somplatsky-Jarman, Associate for MRTI
Ms. Julie Wokoty, Interfaith Center on Corporate Responsibility

DB&T

DUBUQUE BANK AND TRUST

November 8, 2013

Gwen Farry, BVM
205 W Monroe Ste 500
Chicago, IL 606606

Sisters of Charity, BVM – Shareholder Activism
*** FISMA & OMB Memorandum M-07-16 ***

Dear Sister Gwen:

This verifies that the Sisters of Charity, BVM own and hold in street name in their Dubuque Bank & Trust account 200 shares of Coca Cola Incorporated common stock. They have owned said shares for more than a year, still own them as of November 8, 2013, and do not intend to sell them before the annual meeting of said company. The market value of the shares as of November 8 was $8,010.00.

Dubuque Bank & Trust custodies their assets at Northern Trust, where they are held as CEDE & Co nominee name. Northern Trust is a DTC participant. Enclosed is a page from the November 8, 2013 statement from Northern Trust showing Dubuque Bank & Trust held at least 25 shares of Coca Cola Incorporated common stock.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Rita McCarthy, CTFA
Vice President & Trust Officer

Enclosure

<u>Exhibit C</u>

2009 Proposal

Shareowner Proposal Regarding a Board Committee on Human Rights (Item 5)

William C. Wardlaw III, c/o Harrington Investments, Inc., P.O. Box 6108, Napa, California 94581, direct owner of 7,464 shares of Common Stock, submitted the following proposal:

RESOLVED:

Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The Coca-Cola Company, its bottlers, and suppliers have been associated with human rights controversies, leading to:

* The Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting the Coca-Cola Co. stock from and banning further investments in its $9 billion CREF Social Choice Account, the nation's largest socially screened fund for individual investors.

* A USA Today "cover story" includes a quote claiming that some 45 colleges and universities removing Coke products from their campuses as a result of alleged human rights violations by its Colombian bottler (10/30/07).

* BBC News reporting that our company has been accused of benefiting from prison labor in China (5/21/07).

* A May 2007 report by The International Environmental Law Research Centre accused the company of detrimental impacts on drinking and agricultural water supplies in India, violating human rights.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposed Bylaw would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised by the company's activities and policies.

In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

Statement Against Shareowner Proposal Regarding a Board Committee on Human Rights

The Company's Board of Directors has *already* established a Committee with the authority to review the implications of the Company's policies on human rights issues. That Committee is the Public Issues and Diversity Review Committee.

The Public Issues and Diversity Review Committee is authorized to review Company policy and practice relating to significant public issues of concern to the shareowners, the Company, the business community and the general public, including Company policy and practice relating to the human rights of individuals in the United States and abroad.

The formation of a new Board Committee on Human Rights, as this proposal would require, would add nothing to the range of substantial issues currently considered by the existing Committee and would, in fact, create an overlap between the respective oversight of the two committees of the Board.

In practice, the Public Issues and Diversity Review Committee has regularly reviewed the Company policies, procedures and positions relating to human rights issues, including the following which are specifically identified in the Proponent's own supporting statement:

- water stewardship generally, and specifically the Company's activities in India;
- workplace rights generally, and specifically relating to Coca-Cola bottling operations in Colombia; and
- workplace accountability generally, and specifically relating to employees of the Company and its suppliers in China.

Shareowners can be assured that our Company respects international human rights principles aimed at promoting and protecting human rights. These include the United Nations Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and we actively participate in the United Nations Global Compact. The Company also has been part of the Business Leaders Initiative on Human Rights (BLIHR), a group of 14 leading global companies committed to identifying practical ways to uphold human rights in their workplaces.

The Company's acknowledgement of these principles is consistent with our dedication to enriching the workplace, preserving the environment, strengthening the communities where we operate and engaging with stakeholders to pursue progress toward these goals.

To view the Company's Human Rights Statement, go to the Company's website at *www.thecoca-colacompany.com*, click on "Sustainability", then click on "Respecting People", then click on "Global Workplace Rights", and then click on "Human Rights Statement". To view the Charter for the Public Issues and Diversity Review Committee, go to the Company's website at *www.thecoca-colacompany.com*, click on "Investors", then click on "Corporate Governance", and then click on "Committee Charters".

The Board of Directors recommends a vote
AGAINST
the proposal regarding a board committee on human rights.

Exhibit D

2013 Proposal

SHAREOWNER PROPOSAL (ITEM 5)

The following proposal was submitted by a shareowner. If the shareowner proponent, or a representative who is qualified under state law, is present and submits such proposal for a vote, then the proposal will be voted on at the Annual Meeting of Shareowners. Approval of the following proposal requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners. In accordance with federal securities regulations, we include the shareowner proposal plus any supporting statements exactly as submitted by the proponent. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponents.

Shareowner Proposal Regarding a Board Committee on Human Rights

William C. Wardlaw III, c/o Harrington Investments, Inc., P.O. Box 6108, Napa, CA 94581, owner of 1,881 shares of Common Stock, submitted the following proposal:

"RESOLVED:

"Shareholders amend the Bylaws, by adding the following new section at the end of Article III:

Section 4. Board Committee on Human Rights. **There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.**

"The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The Coca-Cola Company, its bottlers, and suppliers have been associated with human rights controversies, leading to:

- Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) divesting 1.25 million shares of Coca-Cola Co. stock in July 2006, and banning further investments in its $9 billion CREF Social Choice Account, the nation's largest socially screened fund for individual investors;
- More than 50 colleges and universities having removed Coke products from their campuses;
- Coca-Cola paying $192 million in 2001, which was the largest race employment discrimination class action settlement in US history and Coca-Cola Bottling agreeing to pay $495,000 in back wages and interest to 95 African-American and Hispanic job seekers at a distribution facility in Charlotte, following an investigation by the U.S. Department of Labor; and
- The International Environmental Law Research Centre accusing the company of detrimental impacts on drinking and agricultural water supplies in India, violating human rights.

In the opinion of the proponents, the company's existing governance process does not sufficiently elevate human rights issues within the company or serve the interests of shareholders in expediting effective solutions. The proposed Bylaw would establish a Board Committee on Human Rights that could review and make policy recommendations regarding human rights issues raised by the company's activities and policies.

In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents.

Statement Against Shareowner Proposal Regarding a Board Committee on Human Rights

The formation of a new Board Committee on human rights, as this proposal recommends, is unnecessary because the Company already has established a Board Committee that reviews the implications of the Company's policies on human rights issues. That committee is the Public Issues and Diversity Review Committee.

The Public Issues and Diversity Review Committee Charter requires the Committee to review Company policy and practices relating to significant public issues of concern to the shareowners, the Company, the business community and the general public, including Company policy and practices relating to the human rights of individuals in the United States and abroad.

Therefore, the formation of a new Board Committee on Human Rights would add nothing to the range of substantial issues currently considered by the existing committee and would, in fact, create an overlap between the respective oversight of two committees of the Board.

In practice, the Public Issues and Diversity Review Committee has regularly reviewed the Company's policies, procedures and positions relating to human rights issues, including those areas specifically identified in the proponent's own supporting statement such as water stewardship and workplace rights.

Finally, and most importantly, the implication in this proposal that Company policies somehow negatively impact human rights in the communities where we operate is simply not true.

Shareowners can be assured that our Company respects international human rights principles aimed at promoting and protecting human rights. These include the United Nations Universal Declaration of Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and the Guiding Principles on Business and Human Rights. The Company's acknowledgement of these principles is consistent with our dedication to enriching the workplace, preserving the environment, strengthening the communities where we operate and engaging with stakeholders to pursue progress toward these goals.

Our commitment in this area is demonstrated by a number of examples, including:

- The Company actively participates in the United Nations Global Compact and other business and human rights organizations like the Global Business Initiative on Human Rights, the Institute for Human Rights and Business, and Shift.
- The Company has been added to the Calvert Social Index Fund. Calvert Investments cited our Company's progress and emerging leadership in labor/human rights and water stewardship as primary reasons for the inclusion. The Company has been a top-10 holding in the fund.
- The Interfaith Center for Corporate Responsibility (ICCR) publicly recognized our Company's progress in the area of workplace and human rights as well as our positive contributions to addressing human trafficking.
- The Company is one of two companies invited to participate on the Department of Labor and Department of Agriculture human and worker rights advisory committees.
- Since 2008, our Company has hosted, at our own headquarters campus in Atlanta, annual human rights conferences on such subjects as implementing respect for human rights, forced labor, child labor and human trafficking.
- Human Rights Watch has made periodic requests of the Company to meet and discuss draft report recommendations on child labor and human rights recommendations in various countries and industries.
- The State Department as well as socially responsible investors, and human rights NGOs made requests of the Company to speak on our human rights due diligence process and practices in Myanmar.

To view the Company's policies related to this issue, including our Human Rights Statement, Workplace Rights Policy and Global Mutual Respect Policy, please visit our website, *www.coca-colacompany.com*. The Charter for the Public Issues and Diversity Review Committee can also be viewed at the Company's website.

The Board of Directors recommends a vote AGAINST the proposal regarding a board committee on human rights.

Exhibit E

Current Report on Form 8-K filed on April 26, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 24, 2013**

The Coca-Cola Company

(Exact name of registrant as specified in its charter)

Delaware	**001-02217**	**58-0628465**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Coca-Cola Plaza Atlanta, Georgia	**30313**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(404) 676-2121**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As described in Item 5.07 below, at the 2013 Annual Meeting of Shareowners of The Coca-Cola Company (the "Company"), the Company's shareowners approved a proposal to amend the Company's By-Laws to permit a person (or group of persons) beneficially owning at least a twenty-five percent (25%) "net long position" of the Company's outstanding shares of Common Stock to call a special meeting of shareowners. On April 25, 2013, the Board of Directors amended and restated the Company's By-Laws to incorporate the amendment approved at the 2013 Annual Meeting of Shareowners.

Additional details of the amendment to the By-Laws are included in the Company's definitive proxy statement for its 2013 Annual Meeting of Shareowners filed with the Securities and Exchange Commission on March 11, 2013. The foregoing description is qualified in its entirety by the By-Laws of the Company, as amended and restated through April 25, 2013, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Shareowners of the Company was held on Wednesday, April 24, 2013, in Atlanta, Georgia. The results of the matters submitted to a vote of the shareowners at the meeting were as follows:

(a) Votes regarding the election of the persons named below as Directors for a term expiring in 2014 were as follows:

BROKER

	FOR	AGAINST	ABSTENTIONS	NON-VOTES
Herbert A. Allen	3,084,814,867	37,758,078	6,117,480	627,049,333
Ronald W. Allen	2,105,342,224	1,016,775,905	6,555,016	627,049,333
Howard G. Buffett	3,095,947,160	26,829,986	5,916,077	627,049,333
Richard M. Daley	3,090,971,436	30,433,497	7,268,212	627,049,333
Barry Diller	2,630,497,298	491,840,854	6,355,073	627,049,333
Helene D. Gayle	3,089,636,345	32,845,773	6,190,627	627,049,333
Evan G. Greenberg	3,100,070,087	20,685,347	7,917,711	627,049,333
Alexis M. Herman	2,987,414,507	133,825,856	7,432,382	627,049,333
Muhtar Kent	3,026,053,418	86,498,489	16,121,129	627,049,333
Robert A. Kotick	3,109,370,298	10,952,420	8,350,316	627,049,333
Maria Elena Lagomasino	2,982,924,792	138,030,368	7,717,985	627,049,333
Donald F. McHenry	3,075,418,862	45,370,357	7,883,649	627,049,333
Sam Nunn	3,075,660,796	46,867,736	6,160,397	627,049,333
James D. Robinson III	2,970,417,117	151,461,578	6,811,618	627,049,333
Peter V. Ueberroth	3,078,972,538	43,592,695	6,125,080	627,049,333
Jacob Wallenberg	2,794,487,367	326,155,413	8,030,365	627,049,333

(b) Votes regarding the ratification of the appointment of Ernst & Young LLP as independent auditors of the Company to serve for the fiscal year ending December 31, 2013 were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
3,709,143,014	38,074,771	8,523,793	—

(c) Votes regarding the advisory vote to approve executive compensation were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
2,396,277,796	708,951,774	23,441,612	627,049,333

(d) Votes to approve an amendment to the Company's By-Laws to permit shareowners to call special meetings were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
3,099,322,626	19,625,272	9,744,502	627,049,333

(e) Votes on a shareowner proposal regarding a board committee on human rights were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
107,460,952	2,921,409,962	99,822,267	627,049,333

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

3.1 By-Laws of the Company, as amended and restated through April 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY
(REGISTRANT)

Date: April 26, 2013

By: /s/ Bernhard Goepelt
Bernhard Goepelt

Senior Vice President, General Counsel and
Chief Legal Counsel